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May 27, 2010

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention:  Michael R. Clampitt
Senior Attorney Advisor

RE:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Post-Effective Amendments (See Schedule A for complete list) Filed April 15, 2010 Response to Staff Comment Letter dated April 27, 2010

Dear Mr. Clampitt:

On behalf of our client, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Company”), we hereby acknowledge receipt of the letter, dated April 27, 2010 (the “Comment Letter”), from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s filing of eighteen Post-Effective Amendments (the “Post-Effective Amendments”) listed on Schedule A hereto in connection with its Holding Company Depositary Receipts (“HOLDRS”) program.  On behalf of the Company, we submit this letter in response to the Comment Letter.  For your convenience, we have reproduced below in italics the Staff’s comment and have provided our response immediately below such comment.

SEC Comment

General

1.  We note that more than three years have elapsed since the initial effective dates of the registration statements under which the depositary receipts are being offered and sold.  Please tell us how you concluded that you are not required by Securities Act Rule 415(a)(5) to file new registration statements covering the securities being offered and sold.  Refer to Securities Act Rules Compliance and Disclosure Interpretation 212.22.

Response to Comment

On behalf of the Company, we respectfully submit that Securities Act Rule 415(a)(5) and Securities Act Rules Compliance and Disclosure Interpretation 212.22 does not apply to the HOLDRS program.  Although the HOLDRS programs are continuous offerings under Rule 415(a)(1)(ix) under the Securities Act of 1933, Rule 415(a)(5) was not intended to apply to continuous offerings on Form S-1 in the form of the HOLDRS program.

By way of background, each HOLDR is a depositary receipt that represents an undivided, beneficial interest in equity securities of specific companies that are held by a trust on behalf of the holder of a HOLDR.  In connection with the initial issuance of each HOLDR, the equity securities underlying the HOLDRS were deposited in each HOLDRS trust by the Company, as initial depositor.  Each HOLDRS trust then issued HOLDRS representing beneficial interests in the deposited underlying equity securities held by it, which were then offered by the Company in public offerings.  The Bank of New York Mellon serves as trustee for each HOLDRS trust.  The last HOLDRS created was CP HOLDRS,

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

which initial issuance was in December 2001.  Unlike the other HOLDRS, the initial depositor for CP HOLDRS is Merrill Lynch Canada Inc., and a Canadian entity, BNY Trust Company of Canada, serves as trustee.

After the initial issuance of each of the HOLDRS, no further equity securities underlying any of the HOLDRS were deposited by the Company (or Merrill Lynch Canada Inc. in the case of CP HOLDRS) for distribution to the public.  Following the initial issuance of each of the HOLDRS, new HOLDRS were only created by persons depositing the required underlying equity securities represented by such HOLDR with the trustee for the respective HOLDRS trust, who then created new HOLDRS for such persons.   Following the initial issuance, the HOLDRS program operates very much like an American Depositary Receipt (“ADR”) program.  There is no public offering of newly issued HOLDRS by the Company pursuant to which the Company or Merrill Lynch Canada Inc., as the case may be, is depositing the underlying equity securities and creating new HOLDRS.  The creation of new HOLDRS after the initial issuance date is only effected by investors who hold or who have acquired the underlying equity securities and desire to hold their interest in such underlying equity securities in the form of a single security, which is similar to the creation process for an ADR following an initial issuance.

The process by which the HOLDRS program would be maintained on an ongoing basis was discussed with the Staff when the HOLDRS program was initially established.  In the discussions with the Staff at the time of the initial registration and issuance of the HOLDRS, the Company agreed with the Staff that, on an annual basis, the Company would file post-effective amendments to each HOLDRS registration statement, updating both the registration statement and the accompanying prospectus.  Additionally, the Company agreed to file periodic reports with the Commission updating changes to the constituent companies of each HOLDR.

****

In connection with responding to the Staff’s comment, on behalf of the Company, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please call Abigail Arms, at (202) 508-8025, or the undersigned, at (212) 848-8414.

Yours very truly,

/s/ Lona Nallengara

Lona Nallengara

cc:	Justin Dobbie, Securities and Exchange Commission
Liam B. O’Neil, Merrill Lynch, Pierce, Fenner & Smith Incorporated
Abigail Arms, Shearman & Sterling LLP

SCHEDULE A

List of Post-Effective Amendments

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Post Effective Amendment No. 9 to Registration Statement on Form S-1
File No. 333-43142
Post Effective Amendment No. 9 to Registration Statement on Form S-1
File No. 333-43766
Post Effective Amendment No. 9 to Registration Statement on Form S-1
File No. 333-36490
Post Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-95807
Post Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-33362
Post Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-92161
Post Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-54662
Post Effective Amendment No. 9 to Registration Statement on Form S-1
File No. 333-36480
Post Effective Amendment No. 8 to Registration Statement on Form S-1
File No. 333-52022
Post Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-96061
Post Effective Amendment No. 8 to Registration Statement on Form S-1
File No. 333-37980
Post Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-96069
Post Effective Amendment No. 12 to Registration Statement on Form S-1
File No. 333-78575
Post Effective Amendment No. 8 to Registration Statement on Form S-1
File No. 333-44286
Post Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-31226
Post Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-89355
Post Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-96063
Filed April 15, 2010

Merrill Lynch Canada Inc.

Post Effective Amendment No. 6 to Registration Statement on Form S-1
File No. 333-63924
Filed April 15, 2010